Exhibit 99.1

SIERRA METALS INC.

Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(unaudited)

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August 5, 2021

Management’s Responsibility for Financial Reporting

Management is responsible for the preparation of the unaudited condensed interim consolidated financial statements. These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

The Board of Directors of the Company is responsible for ensuring that Management fulfills its responsibilities for financial reporting. The Board of Directors carries out this responsibility through its Audit Committee, which is composed of three members. The committee meets various times during the year and at least once per year with the external auditors, with and without Management being present, to review the financial statements and to discuss audit and internal control related matters.

The Audit Committee of the Board of Directors approved the Company’s unaudited condensed interim consolidated financial statements.

“Luis Marchese”	“Ed Guimaraes”
Luis Marchese	Ed Guimaraes
Chief Executive Officer	Chief Financial Officer

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Sierra Metals Inc.

Condensed Interim Consolidated Statements of Financial Position

As at June 30, 2021 and December 31, 2020

(In thousands of United States dollars, unaudited)

	Note	June 30, 2021	December 31, 2020
		$	$
ASSETS

Current assets:
Cash and cash equivalents		76,102	71,473
Trade and other receivables	4	45,020	38,694
Income tax receivable		489	438
Prepaid expenses		1,598	1,968
Inventories	5	29,938	23,476
		153,147	136,049

Non-current assets:
Property, plant and equipment	6	311,454	301,786
Deferred income tax		1,928	1,757
Total assets		466,529	439,592

LIABILITIES

Current liabilities:
Accounts payable and accrued liabilities	7	44,159	30,317
Income tax payable		9,862	7,545
Loans payable	8	24,822	18,480
Decommissioning liability		3,283	1,260
Other liabilities		8,730	7,562
		90,856	65,164

Non-current liabilities:
Loans payable	8	68,501	80,903
Deferred income tax		29,742	29,903
Decommissioning liability		18,393	21,207
Other liabilities		3,324	2,207
Total liabilities		210,816	199,384

EQUITY
Share capital	9	232,915	230,980
Accumulated deficit		(29,652)	(41,820)
Other reserves		10,571	11,840
Equity attributable to owners of the Company		213,834	201,000
Non-controlling interest	10	41,879	39,208
Total equity		255,713	240,208

Total liabilities and equity		466,529	439,592

Contingencies (notes 3, 8 and 17)

Approved on behalf of the Board and authorized for issue on August 5, 2021:

“Jose Vizquerra”	“Koko Yamamoto”
Jose Vizquerra	Koko Yamamoto
Chairman of the Board	Chairperson of the Audit Committee

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Sierra Metals Inc.

Condensed Interim Consolidated Statements of Income (Loss)

For the three and six months ended June 30, 2021 and 2020

(In thousands of United States dollars, except per share amounts, unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,
		2021	2020	2021	2020
	Note			$	$
Revenue	16	79,449	41,901	149,073	97,459

Cost of sales
Mining costs	11	(35,549)	(21,643)	(72,666)	(59,391)
Depletion, depreciation and amortization	11	(10,725)	(8,562)	(21,973)	(18,155)
		(46,274)	(30,205)	(94,639)	(77,546)
Gross profit from mining operations		33,175	11,696	54,434	19,913

General and administrative expenses		(5,187)	(4,588)	(11,183)	(10,078)
Selling expenses		(2,858)	(1,979)	(5,578)	(4,577)
Income from operations		25,130	5,129	37,673	5,258

Other income (loss)		(464)	501	(703)	817
Foreign currency exchange gain (loss)		(1,229)	(2,049)	(497)	1,395
Interest expense and other finance costs		(863)	(954)	(1,743)	(2,386)
Derivative instruments gains	13	-	-	451	-
Income before income tax		22,574	2,627	35,181	5,084

Income taxes (expense) recovery:
Current tax (expense)		(11,875)	(2,082)	(20,667)	(4,093)
Deferred tax (expense) recovery		380	(244)	325	(2,438)
		(11,495)	(2,326)	(20,342)	(6,531)

Net income (loss)		11,079	301	14,839	(1,447)

Net income (loss) attributable to:
Shareholders of the Company		9,084	154	12,168	(1,715)
Non-controlling interests	10	1,995	147	2,671	268
		11,079	301	14,839	(1,447)

Weighted average shares outstanding (000s)
Basic		163,428	162,811	163,121	162,463
Diluted		164,740	164,220	164,504	163,872

Basic income (loss) per share		0.06	0.00	0.07	(0.01)
Diluted income (loss) per share		0.06	0.00	0.07	(0.01)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Sierra Metals Inc.

Condensed Interim Consolidated Statements of Comprehensive Income (Loss)

For the three and six months ended June 30, 2021 and 2020

(In thousands of United States dollars, unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
	$	$	$	$

Net income (loss)	11,079	301	14,839	(1,447)

Other comprehensive loss
Items that may be subsequently classified to net loss:
Currency translation adjustments on foreign operations	161	532	(58)	(204)
Total comprehensive income (loss)	11,240	833	14,781	(1,651)

Total comprehensive income (loss) attributable to shareholders	9,245	686	12,110	(1,919)
Non-controlling interests	1,995	147	2,671	268
Total comprehensive income (loss) attributable to shareholders	11,240	833	14,781	(1,651)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Sierra Metals Inc.

Condensed Interim Consolidated Statements of Changes in Equity

For the six months ended June 30, 2021 and 2020

(In thousands of United States dollars, unaudited)

	Common Shares		Other	Retained earnings	Total attributable	Non-controlling	Total
	Shares	Amounts	reserves	(accumulated deficit)	to shareholders	Interest	shareholders' equity
		$	$	$	$	$	$
Balance at January 1, 2021	162,810,553	230,980	11,840	(41,820)	201,000	39,208	240,208

Exercise of RSUs	617,597	1,935	(1,935)	-	-	-	-
Share-based compensation expense		-	724	-	724	-	724
Total comprehensive income (loss)		-	(58)	12,168	12,110	2,671	14,781
Balance at June 30, 2021	163,428,150	232,915	10,571	(29,652)	213,834	41,879	255,713

	Common Shares		Other	Retained earnings	Total attributable	Non-controlling	Total
	Shares	Amounts	reserves	(accumulated deficit)	to shareholders	Interest	shareholders' equity
		$	$	$	$	$	$
Balance at January 1, 2020	162,115,379	230,456	11,566	(65,239)	176,783	35,236	212,019

Exercise of RSUs	695,174	524	(524)	-	-	-	-
Share-based compensation expense	-	-	266	-	266	-	266
Total comprehensive income	-	-	(204)	(1,715)	(1,919)	268	(1,651)
Balance at June 30, 2020	162,810,553	230,980	11,104	(66,954)	175,130	35,504	210,634

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Sierra Metals Inc.

Condensed Interim Consolidated Statements of Cash Flows

For the three and six months ended June 30, 2021 and 2020
(In thousands of United States dollars, unaudited)

		Three Months Ended June 30,		Six months ended June 30,
	Note	2021	2020	2021	2020
		$	$	$	$
Cash flows from operating activities
Net income (loss) from operations		11,079	301	14,839	(1,447)
Adjustments for:
Items not affecting cash:
Depletion, depreciation and amortization		12,027	8,597	23,809	18,299
Share-based compensation		287	(107)	724	266
Loss on disposals and write-offs		-	751	-	953
Interest expense and other finance costs		792	954	1,672	2,386
NRV adjustment to inventory		385	-	741	1,216
Current income tax expense		11,875	2,082	20,667	4,093
Deferred income taxes expense (recovery)		(380)	244	(325)	2,438
Unrealized foreign currency exchange (gain) loss		(217)	362	(653)	690
Operating cash flows before movements in working capital		35,848	13,184	61,474	28,894
Net changes in non-cash working capital items	15	(11)	(4,612)	3,253	(8,379)
Decomissioning liabilities settled		(300)	(205)	(358)	(243)
Income tax paid		(7,119)	(217)	(17,791)	(5,592)
Cash generated from operating activities		28,366	8,150	46,578	14,680

Cash flows used in investing activities
Capital expenditures		(19,499)	(3,226)	(34,051)	(14,461)
Cash used in investing activities		(19,499)	(3,226)	(34,051)	(14,461)

Cash flows used in financing activities
Repayment of BCP loan		(6,250)	-	(6,250)	-
Loans interest paid		(850)	(1,049)	(1,693)	(2,322)
Cash used in financing activities		(7,100)	(1,049)	(7,943)	(2,322)

Effect of foreign exchange rate changes on cash and cash equivalents		(46)	(47)	45	(134)

Increase (decrease) in cash and cash equivalents		1,773	3,828	4,629	(2,237)
Cash and cash equivalents, beginning of period		74,329	36,915	71,473	42,980
Cash and cash equivalents, end of period		76,102	40,743	76,102	40,743

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020
(In thousands of United States dollars, unless otherwise stated, unaudited)

1	Description of business and nature of operations

Sierra Metals Inc. (“Sierra Metals” or the “Company”) was incorporated under the Canada Business Corporations Act on April 11, 1996, and is a Canadian and Peruvian listed mining company focused on the production, exploration and development of precious and base metals in Peru and Mexico. The Company’s key priorities are to generate strong cash flows and to maximize shareholder value.

The Company’s shares are listed on the TSX, NYSE American Exchange, and the Bolsa de Valores de Lima (“BVL”) and its registered office is 161 Bay Street, Suite 4260, Toronto, Ontario, M5J 2S1, Canada.

The Company owns an 81.84% interest in the polymetallic Yauricocha Mine in Peru and a 100% interest in the Bolivar and Cusi Mines in Mexico. In addition to its producing mines, the Company also owns various exploration projects in Mexico and Peru.

2	Significant accounting policies

The significant accounting policies used in the preparation of these condensed interim consolidated financial statements are as follows:

(a)	Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2020. The Company’s significant accounting policies were presented in note 2 to the consolidated financial statements for the year ended December 31, 2020, and have been consistently applied in the preparation of these condensed interim consolidated financial statements. These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on August 5, 2021.

(b)	Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries, which are entities controlled by the Company. Control exists when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date that control commences until the date that control ceases.

Non-controlling interests represent equity interests in subsidiaries owned by outside parties. Changes in the parent company’s ownership interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020
(In thousands of United States dollars, unless otherwise stated, unaudited)

2	Significant accounting policies (continued)

The principal subsidiaries of the Company and their geographical locations as at June 30, 2021 are as follows:

Name of the subsidiary	Ownership interest	Location
Dia Bras EXMIN Resources Inc.	100%	Canada
Sociedad Minera Corona, S. A. (“Corona”) [1]	81.84%	Perú
Dia Bras Peru, S. A. C. (“Dia Bras Peru”) [1]	100%	Perú
Dia Bras Mexicana, S. A. de C. V. (“Dia Bras Mexicana”)	100%	México
Servicios de Minería de la Sierra, S. A. de C. V.	100%	México
Bolívar Administradores, S. A. de C. V.	100%	México
EXMIN, S. A. de C. V.	100%	México
Servicios de Produccion Y Extraccion de Chihuahua, S.A. de C.V	100%	México

1The Company, through its wholly owned subsidiary Dia Bras Peru, holds an 81.84% interest in Corona, which represents 92.33% of the voting shares. The Company consolidates Corona's financial results and records a non-controlling interest for the 18.16% that it does not own.

3	COVID-19 estimation uncertainty

In preparing the Company’s consolidated financial statements, the management makes judgments in applying its accounting policies. The areas of policy judgment are consistent with those reported in the Company’s 2020 annual consolidated financial statements. In addition, the Company makes assumptions about the future in deriving estimates used in preparing our consolidated financial statements. As disclosed in the 2020 annual consolidated financial statements, sources of estimation uncertainty include estimates used to determine the recoverable amounts of long-lived assets, recoverable reserves and resources, the provision for income taxes and the related deferred tax assets and liabilities and the valuation of other assets and liabilities including decommissioning and restoration provisions.

Since March 2020, the global economic activities have been impacted by the spread of the Coronavirus, also known as COVID-19. While commodities and stock markets have recovered from the earlier shocks of the pandemic, there is still some uncertainty due to the new variants of the virus. The impact of this pandemic could include placing sites into care and maintenance, significant COVID-19 specific costs, volatility in the prices for gold and other metals, logistical challenges shipping our products, delays in product refining and smelting due to restrictions or temporary closures, additional travel restrictions, other supply chain disruptions and workforce interruptions, including loss of life. Depending on the duration and extent of the impact of COVID-19, this could materially impact the Company’s results of operations, cash flows and financial condition and could result in material impairment charges to the Company’s property, plant and equipment and inventories.

The Company continues to take proactive and reactive mitigation measures to minimize any potential impacts COVID-19 may have on its employees, communities, operations, supply chain, and finances. Costs for Q2 2021 included additional $2.2 million spent in Peru ($4.2 million for H1 2021) and $0.7 million spent in Mexico ($1.7 million for H1 2021) on these measures, which include COVID testing and quarantining employees and contractors.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020
(In thousands of United States dollars, unless otherwise stated, unaudited)

4	Trade and other receivables

	June 30,	December 31,
	2021	2020
	$	$
Trade receivables	34,583	28,750
Sales tax receivables	10,437	9,944
	45,020	38,694

5	Inventories

	June 30,	December 31,
	2021	2020
	$	$
Stockpiles	3,877	1,047
Concentrates	6,423	4,185
Supplies and spare parts	19,638	18,244

	29,938	23,476

Cost of sales are comprised of production costs of sales and depletion, depreciation and amortization, and represent the cost of inventories recognized as an expense for the three and six-month periods ended June 30, 2021 and 2020 of $46,274 and $94,639 (2020 - $30,205 and $77,546), respectively. During the three and six months ended June 30, 2021, the Company wrote down stockpile and concentrate inventory to its net realizable value (“NRV”), recording a charge $385 and $741 (2020 - $nil & $1,216), respectively.

6	Property, plant and equipment

Cost	Plant and equipment	Mining properties	Assets under construction	Exploration and evaluation expenditure	Total
	$	$	$	$	$
Balance as of January 1, 2020	269,669	447,075	50,152	69,259	836,155

Additions	5,180	6,348	13,218	11,184	35,930
Change in estimate of decomissioning liability	5,427	-	-	-	5,427
Disposals	(4,514)	-	-	(2,032)	(6,546)
Transfers	24,783	25,979	(10,909)	(39,853)	-
Balance as of December 31, 2020	300,545	479,402	52,461	38,558	870,966

Additions	1,139	8,719	17,650	6,543 #	34,051
Change in estimate of decomissioning liability	(574)				(574)
Transfers	1,061	2,345	(1,044)	(2,362)	-
Balance as of June 30, 2021	302,171	490,466	69,067	42,739	904,443

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020
(In thousands of United States dollars, unless otherwise stated, unaudited)

6	Property, plant and equipment (continued)

Accumulated depreciation	Plant and equipment	Mining properties	Assets under construction	Exploration and evaluation expenditure	Total
	$	$	$	$	$
Balance as of January 1, 2020	166,946	351,053	-	13,041	531,040

Depletion, depreciation and amortization	27,475	13,958	-	-	41,433
Disposals	(3,293)	-	-	-	(3,293)
Transfers	12,310	731	-	(13,041)	-
Balance as of December 31, 2020	203,438	365,742	-	-	569,180
Depletion, depreciation and amortization	15,352	8,457	-	-	23,809
Balance as of June 30, 2021	218,790	374,199	-	-	592,989

Net Book Value - June 30, 2021	83,381	116,267	69,067	42,739	311,454
Net Book Value - December 31, 2020	97,107	113,660	52,461	38,558	301,786
Net Book Value - December 31, 2019	102,723	96,022	50,152	56,218	305,115

7	Accounts payable and accrued liabilities

	June 30,	December 31,
	2021	2020
	$	$
Trade payables	27,097	16,949
Other payables and accrued liabilities	17,062	13,368
	44,159	30,317

All accounts payable and accrued liabilities are expected to be settled within 12 months

8	Loans payable

	June 30,	December 31,
	2021	2020
	$	$
Senior Secured Corporate Credit Facility with Banco de Credito del Peru ("BCP")
Current Portion	24,822	18,480
Long term Portion	68,501	80,903
Total loans payable	93,323	99,383

On March 11, 2019, the Company entered into a six-year senior secured corporate credit facility (“Corporate Facility”) with BCP that provides funding of up to $100 million effective March 8, 2019. The Corporate Facility provided the Company with additional liquidity and the financial flexibility to fund future capital projects in Mexico as well as corporate working capital requirements. The Company also used the proceeds of the new facility to repay existing debt balances. The most significant terms of the agreement were:

•	Term: 6-year term maturing March 2025

•	Principal Repayment Grace Period: 2 years

•	Principal Repayment Period: 4 years

•	Interest Rate: 3.15% + LIBOR 3M

The Corporate Facility is subject to customary covenants, including consolidated net leverage and interest coverage ratios and customary events of default. The Company is in compliance with all covenants as at June 30, 2021.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020
(In thousands of United States dollars, unless otherwise stated, unaudited)

Interest is payable quarterly and interest payments began on the drawn and undrawn portions of the facility starting in June 2019. During the six months ended June 30, 2021, DBP made interest payments of $1,693 (2020 - $2,322).

On February 17, 2020, BCP entered into a syndication agreement with Banco Santander S.A for $30.0 million of this credit facility. BCP continues to remain as the principal lender and there were no changes to the terms and conditions of the original agreement. Principal payments on the amount drawn from the facility began in June 2021. The loan is recorded at amortized cost and is being accreted to face value over 6 years using an effective interest rate of 3.29%.

9	Share capital and share-based payments

(a)	Authorized capital

The Company has an unlimited amount of authorized common shares with no par value.

(b)	Restricted share units (“RSUs”)

The changes in RSU’s issued during the six months ended June 30, 2021 and the year ended December 31, 2020 was as follows:

	Number of RSUs
	June 30,	December 31,
	2021	2020
Outstanding, beginning of period	1,409,058	1,630,423
Granted	617,187	898,857
Exercised	(617,597)	(695,174)
Forfeited	(96,407)	(425,048)
Outstanding, end of period	1,312,241	1,409,058

On June 30, 2020, the Company’s shareholders approved the RSU plan, whereby RSUs may be granted to directors, officers, consultants or employees at the discretion of the Board of Directors. The RSU plan provides for the issuance of common shares from treasury upon the exercise of vested RSUs at no additional consideration. There is no cash settlement related to the vesting of RSU’s as they are all settled with equity. The current maximum number of common shares authorized for issue under the RSU plan is 5% of the number of issued and outstanding common shares of the Company at the time of grant. The RSUs have vesting conditions determined by the Board of Directors, and the vesting conditions are non-market conditions and are not performance based.

During the six months ended June 30, 2021, the Company granted RSU’s totaling 617,187 which had a fair value of C$3.95 based on the closing share price at grant date. RSUs exercised during the six months ended June 30, 2021 had a weighted average fair value of C$1.81 (2020 – C$2.60) and the RSUs forfeited had a weighted average fair value of C$1.88 (2020 – C$1.88). As at June 30, 2021, the weighted average fair value of the RSUs outstanding is C$2.55 (2020 – C$1.57).

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(In thousands of United States dollars, unless otherwise stated, unaudited)

10	Non-controlling interest

Set out below is the summarized financial information of our subsidiary Corona which has a material non-controlling interest (note 2(b)). The information below is before intercompany eliminations.

Summarized balance sheet
	June 30,	December 31,
	2021	2020
	$	$
Current
Assets	140,024	118,045
Liabilities	(37,384)	(26,890)
Total current net assets	102,640	91,155

Non-current
Assets	170,801	170,277
Liabilities	(42,328)	(45,145)
Total non-current net assets	128,473	125,132
Net assets	231,113	216,287

Summarized income statement
	For the three months ended June 30,		For the six months ended June 30,
	2021	2020	2021	2020
	$	$	$	$
Revenue	50,830	23,405	92,755	57,123
Income before income tax	19,206	3,181	28,940	7,872
Income tax expense	(8,221)	(2,381)	(14,231)	(6,404)
Total income	10,986	800	14,709	1,468
Total income attributable to non-controlling interests	1,995	147	2,671	268

Summarized cash flows
	For the three months ended June 30,		For the six months ended June 30,
	2021	2020	2021	2020
	$	$	$	$
Cash flows from operating activities
Cash generated from operating activities	25,620	7,263	42,116	17,319
Net changes in non cash working capital items	(5,139)	(1,750)	(3,976)	(2,964)
Decomissioning liabilities settled	(231)	(204)	(289)	(243)
Income taxes paid	(5,312)	(218)	(12,486)	(5,328)
Net cash generated from operating activities	14,938	5,091	25,365	8,784
Net cash used in investing activities	(7,329)	(1,824)	(13,721)	(9,667)
Net cash used in financing activities	(3,100)	(695)	(4,100)	(1,030)
Effect of foreign exchange rate changes on cash and cash equivalents	1	(17)	(22)	(41)
Decrease in cash and cash equivalents	4,510	2,555	7,522	(1,954)
Cash and cash equivalents, beginning of period	68,039	30,495	65,027	35,004
Cash and cash equivalents, end of period	72,549	33,050	72,549	33,050

11	Expenses by nature

Mining costs include mine production costs, milling and transport costs, royalty expenses, site administration costs but not the primary mine development costs which are capitalized and depreciated over the specific useful life or reserves related to that development and ore included in depreciation and amortization. The mining costs for the three and six months ended June 30, 2021 and 2020 relate to the Yauricocha, Bolivar and Cusi Mines.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(In thousands of United States dollars, unless otherwise stated, unaudited)

11	Expenses by nature (continued)

Mining costs

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	$	$	$	$
Employee compensation and benefits	8,112	6,067	15,219	12,490
Third party and contractors costs	17,306	6,252	35,905	24,021
Depreciation	10,725	8,562	21,973	18,155
Consumables	8,934	3,771	16,878	14,708
Changes in inventory and other	1,197	5,553	4,664	8,172
	46,274	30,205	94,639	77,546

12	Segment reporting

The Company primarily manages its business on the basis of the geographical location of its operating mines. The Company’s operating segments are based on the reports reviewed by the senior management group that are used to make strategic decisions. The Chief Executive Officer considers the business from a geographic perspective considering the performance of the Company’s business units. The corporate division only earns income that is considered to be incidental to the activities of the Company and thus it does not meet the definition of an operating segment; as such it has been included within “other reconciling items.”

The reporting segments identified are the following:

•	Peru – Yauricocha Mine

•	Mexico – Bolivar and Cusi Mines

The following is a summary of the reported amounts of net income (loss) and the carrying amounts of assets and liabilities by operating segment:

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Six months ended June 30, 2021	$	$	$	$	$
Revenue (1)	92,755	44,083	12,235	-	149,073

Production cost of sales	(42,598)	(19,128)	(10,940)	-	(72,666)
Depletion of mineral property	(4,898)	(2,616)	(794)	-	(8,308)
Depreciation and amortization of property, plant and equipment	(8,234)	(3,613)	(1,818)	-	(13,665)
Cost of sales	(55,730)	(25,357)	(13,552)	-	(94,639)

Gross profit (loss) from mining operations	37,025	18,726	(1,317)	-	54,434

Income (loss) from operations	29,702	13,275	(2,520)	(2,784)	37,673
Derivative gains	-	-	451	-	451
Interest expense and other finance costs	(1,116)	(32)	(6)	(589)	(1,743)
Other income (expense)	(1,008)	260	50	(5)	(703)
Foreign currency exchange gain (loss)	(124)	(467)	(91)	185	(497)
Income (loss) before income tax	27,454	13,036	(2,116)	(3,193)	35,181

Income tax expense	(14,231)	(5,134)	(977)	-	(20,342)

Net income (loss) from operations	13,223	7,902	(3,093)	(3,193)	14,839

	Peru	Mexico	Canada	Total
June 30, 2021	$	$	$	$
Total assets	286,382	178,693	1,454	466,529
Non-current assets	170,927	142,421	34	313,382
Total liabilities	144,520	37,021	29,275	210,816

(1) Includes provisional pricing adjustments of: ($1,129) for Yauricocha, ($983) for Bolivar, and ($291) for Cusi.

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Sierra Metals Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2021 and 2020
(In thousands of United States dollars, unless otherwise stated, unaudited)

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Six months ended June 30, 2020	$	$	$	$	$
Revenue (1)	57,123	35,346	4,990	-	97,459

Production cost of sales	(34,156)	(17,702)	(7,533)	-	(59,391)
Depletion of mineral property	(3,745)	(1,676)	(708)	-	(6,129)
Depreciation and amortization of property, plant and equipment	(5,438)	(4,756)	(1,832)	-	(12,026)
Cost of sales	(43,339)	(24,134)	(10,073)	-	(77,546)

Gross profit (loss) from mining operations	13,784	11,212	(5,083)	-	19,913

Income (loss) from operations	7,036	6,203	(5,765)	(2,216)	5,258
Interest expense and other finance costs	(1,663)	(42)	(6)	(675)	(2,386)
Other income (expense)	(598)	1,286	142	(13)	817
Foreign currency exchange gain (loss)	36	750	83	526	1,395
Income (loss) before income tax	4,811	8,197	(5,546)	(2,378)	5,084

Income tax expense	(6,404)	(114)	(13)	-	(6,531)

Net income (loss) from operations	(1,593)	8,083	(5,559)	(2,378)	(1,447)

	Peru	Mexico	Canada	Total
June 30, 2020	$	$	$	$
Total assets	234,157	154,405	5,121	393,683
Non-current assets	172,995	130,354	68	303,417
Total liabilities	130,384	21,824	30,841	183,049

(1)  Includes provisional pricing adjustments of: $(749) for Yauricocha, $861 for Bolivar, and $80 for Cusi.

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Three months ended June 30, 2021	$	$	$	$	$
Revenue (1)	50,830	22,555	6,064	-	79,449

Production cost of sales	(21,132)	(8,711)	(5,706)	-	(35,549)
Depletion of mineral property	(2,522)	(1,503)	(283)	-	(4,308)
Depreciation and amortization of property, plant and equipment	(3,924)	(1,545)	(948)	-	(6,417)
Cost of sales	(27,578)	(11,759)	(6,937)	-	(46,274)

Gross profit (loss) from mining operations	23,252	10,796	(873)	-	33,175

Income (loss) from operations	19,748	7,883	(1,320)	(1,181)	25,130
Derivative gains	-	-	-	-	-
Interest expense and other finance costs	(513)	(21)	(3)	(326)	(863)
Other income (expense)	(691)	198	31	(2)	(464)
Foreign currency exchange gain (loss)	(294)	(871)	(215)	151	(1,229)
Income (loss) before income tax	18,250	7,189	(1,507)	(1,358)	22,574

Income tax expense	(8,221)	(2,928)	(346)	-	(11,495)

Net income (loss) from operations	10,029	4,261	(1,853)	(1,358)	11,079

Adjusted EBITDA	25,503	11,135	(58)	(781)	35,799

(1)  Includes provisional pricing adjustments of: $(1,705) for Yauricocha, $(1,414) for Bolivar, and $(160) for Cusi.

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Sierra Metals Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2021 and 2020 (In thousands of United States dollars, unless otherwise stated, unaudited)

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Three months ended June 30, 2020	$	$	$	$	$
Revenue (1)	23,405	16,786	1,710	-	41,901

Production cost of sales	(12,462)	(7,822)	(1,359)	-	(21,643)
Depletion of mineral property	203	(645)	31	-	(411)
Depreciation and amortization of property, plant and equipment	(4,191)	(2,789)	(1,171)	-	(8,151)
Cost of sales	(16,450)	(11,256)	(2,499)	-	(30,205)

Gross profit (loss) from mining operations	6,955	5,530	(789)	-	11,696

Income (loss) from operations	3,407	3,222	(747)	(753)	5,129
Interest expense and other finance costs	(628)	(37)	-	(289)	(954)
Other income (expense)	(588)	1,129	109	(149)	501
Foreign currency exchange gain (loss)	(25)	(1,622)	(403)	1	(2,049)
Income (loss) before income tax	2,166	2,692	(1,041)	(1,190)	2,627

Income tax expense	(2,260)	(63)	(3)	-	(2,326)

Net income (loss) from operations	(94)	2,629	(1,044)	(1,190)	301

(1)  Includes provisional pricing adjustments of: $(876) for Yauricocha, $1,144 for Bolivar, and $(81) for Cusi.

For the six months ended June 30, 2021, 62% of the revenues ($92,755) were from seven customers based in Peru and the remaining 38% of the revenues ($56,318) were from two customer based in Mexico. In Peru, two major customers accounted for 50% and 23% of the revenues, while the two customers in Mexico accounted for 59% and 41% of the revenues.

For the six months ended June 30, 2020, 59% of the revenues ($57,123) were from six customers based in Peru and the remaining 41% of the revenues ($40,336) were from one customer based in Mexico. In Peru, two major customers accounted for 44% and 35% of the revenues.

As at June 30, 2021, the trade receivable balance of $34,583 includes amounts outstanding of $26,636 from the two major customers in Peru and $7,947 from the customer in Mexico.

13	Derivative instruments

In accordance with IFRS 9, the Company records the fair value of the derivative instruments (fixed price contracts) at the end of the reporting period as an asset (in the money) or liability (out of the money). The mark-to-market fair value of the Company’s outstanding derivative instruments is based on independently provided market rates and determined using standard valuation techniques. At the end of the reporting period, a corresponding gain or loss is recorded in the Condensed Interim Consolidated Statements of Income (Loss) as ‘Derivative Instruments Gains’.

The Company had no outstanding derivative instruments at June 30, 2021.

For the six-month period ended June 30, 2021, the Company received $451 ($nil for six-month period ended June 30, 2020), in settlement of the derivative instruments that matured in the period.

Changes in the fair value of the Company’s outstanding derivative instruments are recognized through the Company’s income statement as non-cash derivative instrument unrealized gains or losses. At maturity of each contract, a cash settlement takes place resulting in a corresponding reduction in the carrying value of the derivative instruments.

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Sierra Metals Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2021 and 2020 (In thousands of United States dollars, unless otherwise stated, unaudited)

14	Financial instruments and financial risk management

The Company’s financial instruments include cash and cash equivalents, trade receivables, financial assets, accounts payable and loans payable.

(a)	Fair value of financial instruments

As at June 30, 2021 and December 31, 2020, the fair value of the financial instruments approximates their carrying value.

(b)	Fair value hierarchy

Financial instruments carried at fair value are categorized based on a three-level valuation hierarchy that reflects the significance of inputs used in making the fair value measurements as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

The Company’s metal concentrate sales are subject to provisional pricing with the selling prices adjusted at the end of the quotational period. The Company’s trade receivables are marked-to-market at each reporting period based on quoted forward prices for which there exists an active commodity market.

Level 3 – inputs for the asset or liability that are not based on observable market data.

At June 30, 2021 and December 31, 2020, the levels in the fair value hierarchy into which the Company’s financial assets are measured and recognized on the Consolidated Statement of Financial Position are categorized as follows:

	June 30, 2021				December 31, 2020
Recurring measurements	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	$	$	$	$	$	$	$	$
Trade receivables (1)	-	34,583	-	34,583	-	28,750	-	28,750
	-	34,583	-	34,583	-	28,750	-	28,750

(1) Trade receivables exclude sales and income tax receivables.

There were no financial liabilities measured at fair value. There were no transfers between Level 1, Level 2, and Level 3 during the six months ended June 30, 2021 and 2020.

15	Supplemental cash flow information

Changes in working capital

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	$	$	$	$
Trade and other receivables	(4,017)	(1,278)	(6,326)	6,157
Financial and other assets	376	779	370	996
Income tax receivable	-	(377)	-	(377)
Inventories	(5,080)	3,849	(7,203)	4,025
Accounts payable and accrued liabilities	6,876	(6,750)	13,937	(16,746)
Income taxes payable	-	40	-	-
Other liabilities	1,834	(875)	2,475	(2,434)
	(11)	(4,612)	3,253	(8,379)

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Sierra Metals Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2021 and 2020 (In thousands of United States dollars, unless otherwise stated, unaudited)

16	Revenues from mining operations

The Company has recognized the following amounts related to revenue in the consolidated statements of income:

	Three Months Ended		Six Months Ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
			$	$
Revenues from contracts with customers	82,728	41,714	151,476	97,267
Provisional pricing adjustments on concentrate sales	(3,279)	187	(2,403)	192
Total revenues	79,449	41,901	149,073	97,459

The following table sets out the disaggregation of revenue by metals and form of sale:

	Three Months Ended		Six Months Ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
			$	$
Revenues from contracts with customers:
Silver	20,669	8,275	38,459	19,328
Copper	30,915	17,673	52,580	40,087
Lead	6,991	4,356	14,074	9,959
Zinc	20,077	7,025	38,386	18,342
Gold	4,076	4,385	7,977	9,551
Total revenues from contracts with customers	82,728	41,714	151,476	97,267

17	Contingencies

The Company and its subsidiaries have been named as defendants in certain actions incurred in the normal course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of Management, these matters will not have a material effect on the consolidated financial statements of the Company.

These matters include an ongoing personal action filed in Mexico against Dia Bras Mexicana S.A de C.V (“DBM”) by an individual, Carlos Emilio Seijas Bencomo, claiming the annulment and revocation of the purchase agreement of two mining concessions, Bolívar III and IV between Minera Senda de Plata S.A. de C.V. and Ambrosio Bencomo Casavantes, and with this, the nullity of purchase agreement between DBM and Minera Senda de Plata S.A. de C.V. Carlos Emilio Seijas Bencomo passed away in 2020 and his heirs appointed Mr. Emilio Ambrosio Bencomo Portillo as legal representative to pursue this case. As per latest development, on March 21, 2021, the first Civil Court of Chihuahua absolved DBM of all claims raised by the plaintiff. Although the plaintiff filed an appeal against this ruling on April 7, 2021, the Company believes that there is no merit in this appeal and the possibility of reversal of the March 12, 2021 ruling is very unlikely.

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